NO ACT

P.C.
02/04/2015



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



Received SEC

FEB 04 2015

Washington, DC 20549

February 4, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-4-15

James E. Parsons
Exxon Mobil Corporation
james.e.parsons@exxonmobil.com

Re: Exxon Mobil Corporation

Dear Mr. Parsons:

This is in regard to your letter dated February 4, 2015 concerning the shareholder proposal submitted by The Needmor Fund, Zevin Asset Management, LLC on behalf of the John Maher Trust and UMC Benefit Board, Inc. for inclusion in ExxonMobil's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal and that ExxonMobil therefore withdraws its January 23, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Attorney-Adviser

Enclosure

cc: Timothy Smith
Walden Asset Management
tsmith@bostontrust.com

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

February 4, 2015

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of The Needmor Fund
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

By letter dated January 23, 2015, Exxon Mobil Corporation ("ExxonMobil" or the "Company") notified the Staff or our intention to omit from the proxy statement and form of proxy for our 2015 Annual Meeting of Shareholders a shareholder proposal (the "Proposal") and statements in support thereof received from The Needmor Fund and two co-filers (the "Proponents") dealing with use of sustainability as a performance measure for senior executives under the Company's incentive plans. After additional discussions with the Proponents, the Proposal has been withdrawn. A notice of withdrawal from Walden Asset Management, investment manager for The Needmor Fund, on behalf of the lead filer and each co-filer, is included with this letter as Exhibit A. Therefore, since the matter is now moot ExxonMobil also respectfully withdraws its January 23, 2015, request for no-action relief with respect to this Proposal.

Please feel free to contact me at james.e.parsons@exxonmobil.com or by phone at 972-444-1478 if you have any questions or need additional information. Copies of this letter and attachments are being sent concurrently to the lead filer and each co-filer of the Proposal.

Sincerely,



James E. Parsons
Coordinator—Corporate, Finance and Securities Law

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management
Sonia Kowal, Zevin Asset Management, LLC
Anita Green, UMC Benefit Board, Inc.

EXHIBIT A

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Tuesday, February 03, 2015 5:14 PM
To: Tinsley, Brian D
Subject: Re: Thanks for our dialogue

Correct.

Dave Henry taught us (and the SEC later put it in the guidelines) that the lead filer needed to state that they were acting on behalf of all the filers in withdrawing a resolution
Conversely cofilers then needed to state that primary filers were empowered to act on their behalf in the withdrawal of a resolution
In this case I copied Anita and sent it separately to Zevin Asset Mgmt

Tim Smith
Walden Asset Management
tsmith@bostontrust.com
617 726 7155
tsmith@bostontrust.com

On Feb 3, 2015, at 6:04 PM, Tinsley, Brian D <brian.d.tinsley@exxonmobil.com> wrote:

> Thank you Tim. I found the meeting to be informative as well. Just to be specific for our records, your withdrawal is both for Needmor Fund as lead filer as well as for UMC Benefit Board and Zevin Asset Management (for John Maher Trust) as co-filers. Correct?
>
> Brian T
>
> ---
>
> **From:** Smith, Timothy [mailto:tsmith@bostontrust.com]
> **Sent:** Tuesday, February 03, 2015 5:01 PM
> **To:** Tinsley, Brian D
> **Cc:** Anita Green
> **Subject:** Thanks for our dialogue
>
> Dear Brian

Thanks for your help in pulling together such a well informed team to discuss the issue of executive comp and Sustainability. We appreciate your openness to sharing information and receiving feedback.
We hope this was a useful experience for your team as well.
In light of the information shared in the letter to the SEC, the responses to our points on the call and the company's willingness to continue a dialogue about ways to strengthen transparency going forward , the Needmor Fund as the lead filer is glad to withdraw the shareholder proposal. Please feel free to tell the SEC that the resolution has been withdrawn.

Tim Smith
Walden Asset Management
tsmith@bostontrust.com
617 726 7155

Instructions or requests transmitted by email are not effective until they have been confirmed by Boston Trust. The information provided in this e-mail or any attachments is not an official transaction confirmation or account statement. For your protection, do not include account numbers, Social Security numbers, passwords or other non-public information in your e-mail. This message and any attachments may contain confidential or proprietary information. If you are not the intended recipient, please notify Boston Trust immediately by replying to this message and deleting it from your computer. Please do not review, copy or distribute this message. Boston Trust cannot accept responsibility for the security of this e-mail as it has been transmitted over a public network. Boston Trust & Investment Management Company Walden Asset Management BTIM, Inc.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1488 Facsimile

James E. Parsons
Coordinator
Corporate Securities & Finance

ExxonMobil

January 23, 2015

VIA E-MAIL to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Exxon Mobil Corporation*
Shareholder Proposal of The Needmor Fund, Zevin Asset Management, LLC on behalf of the John Maher Trust, and UMC Benefit Board, Inc.
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Exxon Mobil Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from The Needmor Fund, Zevin Asset Management, LLC on behalf of the John Maher Trust, and UMC Benefit Board, Inc. (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **RESOLVED:** That the shareholders of Exxon Mobil request the Board's Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans. Sustainability is defined as how environmental, social and financial considerations are integrated into corporate strategy over the long term.

A copy of the Proposal, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented The Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976) (the "1976 Release"). Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented" (the 1983 Release), and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Thus, when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objectives of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson*

& Johnson (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999).

Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). Further, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

As the Company's Notice of 2014 Annual Meeting and Proxy Statement (the "2014 Proxy Materials")[1] and the Company's other public disclosures make clear, performance by the Company's senior executives on environmental, health, safety, and other sustainability factors are a critical component of the rigorous annual individual performance assessment the Company's Compensation Committee conducts for senior executives. The Company's Compensation Committee takes a holistic approach to the assessment of individual executive performance, rather than use of rigid formula-based pay, precisely because this approach allows that Committee to take account of a much broader range of factors—including environmental performance and sustainability factors—that do not lend themselves to precise predictive formulas in the same fashion as purely financial or operating performance goals. This multi-factored assessment of individual performance, as discussed on page 32 of the 2014 Proxy Materials, is a key factor in determining the annual bonus paid to each senior executive and, as described on page 45 thereof, is considered in determining the stock awards granted to each such senior executive.

---

[1] *Available at* http://www.sec.gov/Archives/edgar/data/34088/000119312514139818/d656765ddef14a.htm. The Company's Compensation Discussion and Analysis begins on page 24.

That the essential link between sustainability and long-term shareholder returns is in fact a critical factor considered by our Compensation Committee in evaluating individual senior executive performance is made clear in the proxy statement. For example, in describing the performance measurement process followed by the Committee, the 2014 Proxy Materials list "safety, security, health, and environment" results first in the category of "business results."[2] Specifically, as noted on page 43 of the 2014 Proxy Materials, consideration of sustainability is not simply a once-a-year event. Rather:

> The performance of all officers is also assessed by the Board of Directors throughout the year. This occurs during specific business reviews and Board Committee meetings that provide reports on strategy development; operating and financial results; safety, security, health and environmental results; business controls; and other areas pertinent to the general performance of the Company. . . .
>
> An executive's performance must be high in all key areas for the executive to receive an overall superior evaluation. Outstanding performance in one area will not cancel out poor performance in another. For example:
>
> - A problem in safety, security, health, or environmental performance in a business unit for which the executive is responsible could result in an executive's incentive award being reduced even though the executive's performance against financial and other criteria was superior.

As indicated by the above disclosures, sustainability performance is the *sine qua non* without which an executive may not achieve a superior performance evaluation, regardless of the executive's performance against other business and financial goals. This reflects the risks inherent in the Company's business and the fact that successful management of these risks is essential in order for the Company to maintain its "license to operate." The importance the Company places on sustainability when evaluating senior executive performance is also summarized on page 77 of the Company's most recent Corporate Citizenship Report[3]:

> Compensation for executives is based on a rigorous annual individual performance assessment process taking into account several key performance factors, including results in the areas of safety, security, health and environmental performance. ExxonMobil executives understand that their compensation will reflect how effectively they manage risk.

---

[2] *See* the chart on page 41 of the 2014 Proxy Materials.

[3] A full copy of the report is available on the Company's website at: http://cdn.exxonmobil.com/~/media/Reports/Corporate%20Citizenship%20Report/2013/news_pub_ccr2013-2.pdf./

> The design of the compensation program, including long holding periods for stock-based awards and risk of forfeiture of these awards, ensures that senior executives have a strong financial incentive to focus on the long-term integrity of our operations. This in turn protects the safety and security of our employees, the communities and environments in which we operate and the long-term sustainable value of the company for shareholders.

When a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) provides that the company is not required to ask its shareholders to vote on that same issue. In this regard, the Staff has on numerous occasions concurred with the exclusion of proposals that pertained to executive compensation practices where the company had already addressed each element requested in the proposal. *See, e.g., Wal-Mart Stores, Inc.* (avail. Mar. 27, 2014) (Staff concurring in exclusion under Rule 14a-8(i)(10) of proposal requesting that company use at least one metric related to employee engagement in determining senior executive compensation where company's compensation to executive officers was affected by executive officers' efforts related to company's diversity and inclusion goals, which were identified as related to employee engagement); *Raytheon Co.* (avail. Feb. 26, 2001) (Staff concurring in exclusion under Rule 14a-8(i)(10) of proposal requesting that human capital measures be used in calculation of executive performance based compensation where company's incentive plan for executives included measure incorporating team evaluation and executives' participation in employee career development). Similar to the above, in the instant case the Company has substantially implemented the Proposal because it incorporates the considerations requested by the Proposal in setting senior executive compensation, including compensation paid through its incentive plans.

Accordingly, based on the actions taken by the Company, the Proposal may be excluded from the Company's 2015 Proxy Materials under Rule 14a-8(i)(10) as substantially implemented.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to james.e.parsons@exxonmobil.com. If I can be of any further assistance in this matter, please do not hesitate to call me at (972) 444-1478 or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



James E. Parsons
Coordinator—Corporate, Finance and Securities Law

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Daniel Stranahan, The Needmor Fund
Timothy Smith, Walden Asset Management
Sonia Kowal, Zevin Asset Management, LLC
Anita Green, UMC Benefit Board, Inc.

Exhibit A

Exhibit 1

THE NEEDMOR FUND


Received
DEC 08 2014
J. J. Woodbury

December 4, 2014

RECEIVED
DEC 8 2014
B. D. TINSLEY

Mr. Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Woodbury:

The Needmor Fund holds 1,300 shares of Exxon Mobil stock.

We believe that companies with a commitment to customers, employees, communities and the environment will prosper long term. We strongly believe, as we know you do, that good governance is essential for building shareholder value. Exxon Mobil is a company well versed in corporate governance trends and has a record of leadership in corporate governance.

We believe it is important for companies which set corporate responsibilities and sustainability as high priorities to integrate ESG criteria in to their compensation philosophy and plan.

Thus we are filing the enclosed shareholder proposal as the "primary filer" for inclusion in the 2015 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Exxon Mobil shares and will be pleased to provide proof of ownership from a DTC participant.

Needmor Fund has been a continuous shareholder of Exxon Mobil stock and has held $2,000 work of stock for over one year and will continue to hold at least $2,000 of Exxon Mobil stock through the next annual meeting.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

We look forward to your response and dialogue in this issue.

Sincerely,

Daniel Stranahan /RPM

Daniel Stranahan
Chair – Finance Committee

The Needmor Fund
c/o Daniel Stranahan
42 South Saint Clair Street
Toledo, OH 43604-8736

Executive Compensation & Sustainability

RESOLVED: That the shareholders of Exxon Mobil request the Board's Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans. Sustainability is defined as how environmental, social and financial considerations are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT

We believe that the long-term interest of shareholders, as well as other important constituents, is best served by companies that operate their businesses in a sustainable manner focused on long-term value creation. As the financial crisis demonstrated, those boards of directors and management that operate their companies with integrity and a focus on the long term are more likely to prosper than ones that are dominated by a short-term focus.

In addition, issues like climate change, supply chains, safety and employee diversity can have an impact on a company's long-term financial performance. One clear way to demonstrate a company's commitment to the concept of sustainability is through incorporating it as a performance measure in the Company's annual and/or long-term incentive plans.

Exxon Mobil has affirmed its strong commitment to sustainability and the Corporate Citizenship Report includes extensive discussion of the company's social and environmental priorities and initiatives.

Our company commitment to sustainability is laudable. We believe incorporating them into the Company's senior executive compensation program would give them real impact. The Compensation Discussion and Analysis does not presently disclose any specific performance measures related to sustainability in the Company's annual incentive plan or its long-term incentive plan.

The Ceres "Gaining Ground" report in 2014 reported a growing number of companies (24%) studied linked executive compensation to sustainability performance.

Companies that added sustainability to the metrics that they use when determining executive compensation include the British utility company National Grid, which states it partly bases executive compensation on meeting targets for reducing carbon emissions. In addition, Xcel Energy in its proxy statement discloses that certain annual incentive payments are dependent on greenhouse gas emission reductions alongside the weight given to meeting earnings per share targets.

Alcoa has 20% of cash compensation tied to safety and environmental stewardship including GHG reductions, energy efficiency and diversity goals.

Exelon provides an innovative "long-term performance share award" which rewards executives for meeting non-financial performance goals including safety targets and GHG reduction goals.

Climate change and how to address it is an exceedingly important issue for oil and gas companies. When a company addresses major challenges for future business, they include them in their business planning and setting of business objectives. It is a natural step to insure they are included in compensation planning as well.

We believe adding sustainability factors as a metric in our executives' compensation packages creates an incentive to strive for excellence in this area just as our financial metrics incent performance.

We urge fellow shareholders to vote YES on this important proposal.

 Northern Trust


Received
DEC 10 2014
J. J. Woodbury

December 4, 2014

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **1,300** shares of **Exxon Mobil Corporation (Cusip #30231G102)**. We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **Exxon Mobil Corporation** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.
Should you require further information, please contact me directly.

Sincerely,

Maureen Piechaczek
Account Administrator

NTAC:Missing

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Jeffrey J. Woodbury
Vice President, Investor Relations
and Secretary

ExxonMobil

December 15, 2014

VIA UPS – OVERNIGHT DELIVERY

Daniel Stranahan
Chair – Finance Committee
The Needmor Fund
42 South Saint Clair Street
Toledo, OH 43604-8736

Dear Mr. Stranahan:

This will acknowledge receipt of the proposal concerning executive compensation and sustainability, which you have submitted on behalf of The Needmor Fund in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of a letter from Northern Trust, share ownership has been verified.

You should note that, if the proposal is not withdrawn or excluded, the Proponent or the Proponent's representative, who is qualified under New Jersey law to present the proposal on the Proponent's behalf, must attend the annual meeting in person to present the proposal. Under New Jersey law, only shareholders or their duly constituted proxies are entitled as a matter of right to attend the meeting.

If the Proponent intends for a representative to present the Proposal, the Proponent must provide documentation that specifically identifies their intended representative by name and specifically authorizes the representative to act as the Proponent's proxy at the annual meeting. To be a valid proxy entitled to attend the annual meeting, the representative must have the authority to vote the Proponent's shares at the meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. The authorized representative should also bring an original signed copy of the proxy documentation to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on the Proponent's behalf prior to the start of the meeting.

In the event there are co-filers for this proposal and in light of the guidance in SEC staff legal bulletin No. 14F dealing with co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and Proponent. We encourage all Proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

We are interested in discussing this proposal and will contact you in the near future.

Sincerely,



JJW/ljg

c: Timothy Smith

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 10, 2014

Mr. Jeffrey Woodbury
Secretary
ExxonMobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298
Re: Shareholder Proposal for 2015 Annual Meeting

RECEIVED
DEC 1 2 2014
G.R. GLASS

Dear Mr. Woodbury:

Enclosed please find our letter co-filing the attached proposal to be included in the proxy statement of Exxon Mobil (the "Company") for its 2015 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are filing on behalf of one of our clients, the John Maher Trust (the Proponent), who has continuously held, for at least one year of the date hereof, 6105 shares of the Company's common stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended. Verification of this ownership from a DTC participating bank (number 0221), UBS Financial Services Inc, is enclosed.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account at UBS Financial Services Inc which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2015 annual meeting of stockholders.

Zevin Asset Management, LLC is a co-filer for this resolution. The Needmor Fund is the lead filer of this resolution and can act on our behalf in withdrawal of this resolution. A representative of the filer will be present at the stockholder meeting to present the proposal.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please confirm receipt to me 617-742-6666 x308 or sonia@zevin.com.

Sincerely,



Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Executive Compensation & Sustainability

RESOLVED: That the shareholders of Exxon Mobil request the Board's Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans. Sustainability is defined as how environmental, social and financial considerations are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT

We believe that the long-term interest of shareholders, as well as other important constituents, is best served by companies that operate their businesses in a sustainable manner focused on long-term value creation. As the financial crisis demonstrated, those boards of directors and management that operate their companies with integrity and a focus on the long term are more likely to prosper than ones that are dominated by a short-term focus.

In addition, issues like climate change, supply chains, safety and employee diversity can have an impact on a company's long-term financial performance. One clear way to demonstrate a company's commitment to the concept of sustainability is through incorporating it as a performance measure in the Company's annual and/or long-term incentive plans.

Exxon Mobil has affirmed its strong commitment to sustainability and the Corporate Citizenship Report includes extensive discussion of the company's social and environmental priorities and initiatives.

Our company commitment to sustainability is laudable. We believe incorporating them into the Company's senior executive compensation program would give them real impact. The Compensation Discussion and Analysis does not presently disclose any specific performance measures related to sustainability in the Company's annual incentive plan or its long-term incentive plan.

The Ceres "Gaining Ground" report in 2014 reported a growing number of companies (24%) studied linked executive compensation to sustainability performance.

Companies that added sustainability to the metrics that they use when determining executive compensation include the British utility company National Grid, which states it partly bases executive compensation on meeting targets for reducing carbon emissions. In addition, Xcel Energy in its proxy statement discloses that certain annual incentive payments are dependent on greenhouse gas emission reductions alongside the weight given to meeting earnings per share targets.

Alcoa has 20% of cash compensation tied to safety and environmental stewardship including GHG reductions, energy efficiency and diversity goals.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

December 10, 2014

To Whom It May Concern:

Please find attached DTC participant (number 0221) UBS Financial Services Inc's custodial proof of ownership statement of Exxon Mobil from the John Maher Trust. Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and filed a share holder resolution her behalf.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Sincerely,



Sonia Kowal

President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com



UBS Financial Services Inc.
One Post Office Square
Boston, MA 02109
Tel. 617-439-8000
Fax 617-439-8474
Toll Free 800-225-2385

www.ubs.com

December 10, 2014

To Whom it May Concern:

This is to confirm that DTC participant (number 0221) UBS Financial Services Inc is the custodian for 6105 shares of common stock in Exxon Mobil (XOM) owned by the John Maher Trust.

We confirm that the above account has beneficial ownership of at least $2,000 in market value of the voting securities of XOM and that such beneficial ownership has continuously existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

The shares are held at Depository Trust Company under the Nominee name of UBS Financial Services.

This letter serves as confirmation that the John Maher Trust is the beneficial owner of the above referenced stock.

Zevin Asset Management, LLC is the investment advisor to the John Maher Trust and is planning to co-file a share holder resolution on the John Maher Trust's behalf.

Sincerely,

Kelley A. Bowker
Assistant to Myra G. Kolton

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298

ExxonMobil

December 17, 2014

VIA UPS – OVERNIGHT DELIVERY

Ms. Sonia Kowal
President
Zevin Asset Management, LLC
11 Beacon Street, Suite 1125
Boston, MA 02108

Dear Ms. Kowal:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the John Maher Trust (the "Co-filer") the proposal previously submitted by Daniel Stranahan concerning executive compensation & sustainability in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of a letter from UBS Financial, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,



Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

c: *Daniel Stranahan*

Gilbert, Jeanine

From:	Sonia Kowal <sonia@zevin.com>
Sent:	Tuesday, December 23, 2014 9:25 AM
To:	Gilbert, Jeanine
Subject:	For Brian Tinsley - authority of Daniel Stranahan
Categories:	External Sender

Dear Brian,

I am in receipt of your letter dated December 17, 2014. Please note that Daniel Stranahan has the clear authority to act on behalf of us as co-filer of this proposal, including with respect to any potential negotiated withdrawal of the proposal.

We look forward to engaging in a productive dialogue on this issue.

Kind Regards,

Sonia

Sonia Kowal
President | Zevin Asset Management, LLC
11 Beacon Street, Suite 1125 | Boston, MA 02108
617.742.6666 x308 | sonia@zevin.com
www.zevin.com

Pioneers in Socially Responsible Investing



UMC Benefit Board, Inc.

Caring For Those Who Serve

1901 Chestnut Ave.
Glenview, Illinois 60025-1604
800-851-2201

December 10, 2014

Jeffrey Woodbury
Corporate Secretary
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039-2298

RECEIVED
DEC 1 2 2014
G.R. GLASS


Received
DEC 12 2014
J. J. Woodbury

Re: Shareholder Proposal

Dear Mr. Woodbury:

UMC Benefit Board, Inc., as trustee, ("Benefit Board") is the legal owner of 473,058 shares of Exxon Mobil Corporation stock. Benefit Board acts as the trustee of assets related to various pension, health and welfare plans of The United Methodist Church, and of other church related assets.

We are co-filing, in cooperation with the Needmor Fund, the enclosed shareholder proposal for consideration at your 2015 Annual Meeting. In brief, the proposal requests Exxon Mobil Corporation to incorporate sustainability factors when determining executive compensation.

We are filing the enclosed shareholder proposal for inclusion in the 2015 proxy statement in accordance with SEC Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Benefit Board has continuously held Exxon Mobil Corporation shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership is enclosed. Benefit Board will maintain the required ownership of Exxon Mobil Corporation stock through the date of the 2015 Annual Meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. We authorize Needmor Fund to withdraw the resolution on our behalf if an agreement is reached. In future communications with Exxon Mobil Corporation, Benefit Board will be represented by Wespath Investment Management.

The United Methodist Church recognizes that issues of sustainability, including global warming, pose a serious threat to our world and its inhabitants and has called on "businesses, industries, and communities to reduce their [greenhouse gas] emissions." We believe companies showing concern for sustainability, including environment, social and corporate governance matters, are better positioned to provide long-term shareholder value.

If you have any questions concerning this resolution, please contact Tim Smith, Senior Vice President of Walden Asset Management (Walden is the investment manager for Needmor Fund). Specific issues relating to the Benefit Board or Wespath may be directed to me at 847-866-5287 or agreen@wespath.com.

Sincerely,

Anita Green

Manager, Sustainable Investment Strategies

cc: Tim Smith, Walden Asset Management

Executive Compensation & Sustainability

RESOLVED: That the shareholders of Exxon Mobil request the Board's Compensation Committee, when setting senior executive compensation, include sustainability as one of the performance measures for senior executives under the Company's annual and/or long-term incentive plans. Sustainability is defined as how environmental, social and financial considerations are integrated into corporate strategy over the long term.

SUPPORTING STATEMENT

We believe that the long-term interest of shareholders, as well as other important constituents, is best served by companies that operate their businesses in a sustainable manner focused on long-term value creation. As the financial crisis demonstrated, those boards of directors and management that operate their companies with integrity and a focus on the long term are more likely to prosper than ones that are dominated by a short-term focus.

In addition, issues like climate change, supply chains, safety and employee diversity can have an impact on a company's long-term financial performance. One clear way to demonstrate a company's commitment to the concept of sustainability is through incorporating it as a performance measure in the Company's annual and/or long-term incentive plans.

Exxon Mobil has affirmed its strong commitment to sustainability and the Corporate Citizenship Report includes extensive discussion of the company's social and environmental priorities and initiatives.

Our company commitment to sustainability is laudable. We believe incorporating them into the Company's senior executive compensation program would give them real impact. The Compensation Discussion and Analysis does not presently disclose any specific performance measures related to sustainability in the Company's annual incentive plan or its long-term incentive plan.

The Ceres "Gaining Ground" report in 2014 reported a growing number of companies (24%) studied linked executive compensation to sustainability performance.

Companies that added sustainability to the metrics that they use when determining executive compensation include the British utility company National Grid, which states it partly bases executive compensation on meeting targets for reducing carbon emissions. In addition, Xcel Energy in its proxy statement discloses that certain annual incentive payments are dependent on greenhouse gas emission reductions alongside the weight given to meeting earnings per share targets.

Alcoa has 20% of cash compensation tied to safety and environmental stewardship including GHG reductions, energy efficiency and diversity goals.


BNY MELLON
ASSET SERVICING

December 10, 2014

Ms. Anita Green
General Board of Pension and Health Benefits
1901 Chestnut Ave.
Glenview, IL 60025

Dear Ms. Anita Green,

This letter will serve as confirmation that the UMC Benefit Board, Inc., as trustee, has continuously owned shares of ExxonMobil Corporation (Ticker: XOM) common stock, since at least December 10, 2013, and that those shares have continuously maintained a market value of at least $2,000.00.

The security is currently held by Mellon Trust, Master Custodian, for UMC Benefit Board, Inc., as trustee, in our nominee name at Depository Trust Company.

Please contact me directly at 412-234-6468 with any questions.

Sincerely,

Daniel Wesner
CARS Supervisor
BNY Mellon Asset Servicing

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving,TX 75039-2298



December 17, 2014

VIA UPS – OVERNIGHT DELIVERY

Ms. Anita Green
Manager, Sustainable Investment Strategies
UMC Benefit Board, Inc.
1901 Chestnut Ave.
Glenview, IL 60025-1604

Dear Ms. Green:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of UMC Benefit Board, Inc. (the "Co-filer") the proposal previously submitted by Daniel Stranahan concerning executive compensation & sustainability in connection with ExxonMobil's 2015 annual meeting of shareholders. By copy of a letter from BNY Mellon, share ownership has been verified.

In light of the guidance in SEC staff legal bulletin No. 14F dealing with Co-filers of shareholder proposals, it is important to ensure that the lead filer has clear authority to act on behalf of all Co-filers, including with respect to any potential negotiated withdrawal of the proposal. Unless the lead filer can represent that it holds such authority on behalf of all Co-filers, and considering SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

Note that under Staff Legal Bulletin No. 14F, the SEC will distribute no-action responses under Rule 14a-8 by email to companies and proponents. We encourage all proponents and any co-filers to include an email contact address on any additional correspondence, to ensure timely communication in the event the proposal is subject to a no-action request.

Sincerely,

Brian D. Tinsley
Manager, Shareholder Relations

BDT/ljg

c: Daniel Stranahan
Timothy Smith, Walden Asset Management

RECEIVED

DEC 2 2 2014

G.R. GLASS

Tinsley, Brian D

From:	Smith, Timothy <tsmith@bostontrust.com>
Sent:	Monday, December 22, 2014 1:06 PM
To:	Tinsley, Brian D
Cc:	gladys@holyfamilysisters.org; Steve Viederman*** FISMA & OMB Memorandum M-07 Green, Anita
Subject:	Follow up on Dec 17 letters from ExxonMobil
Categories:	External Sender

Morning Brian.,
I am writing to follow up on specific questions raised in letters from you to Walden and several clients re details related to filings. The packet of letters raised questions re. cofiling letters by Walden, Sisters of the Holy Family, Reynolds Fdn, Needmor Fund and the United Methodist Pension Board .
I did have an opportunity to check each of the filing letters referenced and fortunately can confirm that each of them did deputize the primary filer to act on their behalf if a resolution was being withdrawn . As you note the SEC requires such a statement which helps both companies and proponents .
You further noted the importance of email address to facilitate communication by the company or SEC. I am glad to provide these. Mine is tsmith@bostontrust.com; Steve Viederman is FISMA & OMB Memorandum M-07; Sister Gladys Guenther gladys@holyfamilysisters.org; Needmor's Exec Director is Frank Sanchez and his email is sanch@trailnet.com; Anitas email is Anita_Green@gbophb.org

Do let me know if I can help with any other details.

Timothy Smith
Senior Vice President
Director of Environmental Social and Governance Shareowner Engagement
Walden Asset Management .
33rd floor, One Beacon Street,
Boston, MA 02108
617-726-7155
Walden Asset Management has been a leader since 1975 in integrating environmental, social and governance (ESG) analysis into investment decision-making and shareholder engagement. Walden offers separately managed portfolios tailored to meet client-specific investment guidelines and works to strengthen corporate ESG performance, transparency and accountability.
Walden Asset Management is a division of Boston Trust & Investment Management Company.

Instructions or requests transmitted by email are not effective until they have been confirmed by Boston Trust. The information provided in this e-mail or any attachments is not an official transaction confirmation or account statement. For your protection, do not include account numbers, Social Security numbers, passwords or other non-public information in your e-mail. This message and any attachments may contain confidential or proprietary information. If you are not the intended recipient, please notify Boston Trust immediately by replying to this message and deleting it from your computer. Please do not review, copy or distribute this message. Boston Trust cannot accept responsibility for the security of this e-mail as it has been transmitted over a public network. Boston Trust & Investment Management Company Walden Asset Management BTIM, Inc.